                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25      COMMISSION FILE NO.: 0-25098
                                                    CUSIP NO.: 30701A106

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

       [ ] FORM 10-K AND FORM 10-KSB [ ]FORM 20-F [ ] FORM 11-K [X] FORM 10-Q AND FORM 10-QSB [ ]FORM N-SAR FOR PERIOD ENDED: JUNE 30, 2000

       [ ] TRANSITION REPORT ON FORM 10-K
       [ ] TRANSITION REPORT ON FORM 20-F
       [ ] TRANSITION REPORT ON FORM 11-K
       [ ] TRANSITION REPORT ON FORM 10-Q
       [ ] TRANSITION REPORT ON FORM N-SAR
       FOR THE TRANSITION PERIOD ENDED:

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY
THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

       NOT APPLICABLE.

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PART I -- REGISTRANT INFORMATION

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
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
FULL NAME OF REGISTRANT                                                FAMILY GOLF CENTERS, INC.
                                                                 ------------------------------------
FORMER NAME IF APPLICABLE                                                       N/A
                                                                 ------------------------------------
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)                538 BROADHOLLOW ROAD
                                                                 ------------------------------------
CITY, STATE AND ZIP CODE                                               MELVILLE, NEW YORK 11747
                                                                 ------------------------------------

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

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PART II -- RULES 12B-25(B) AND (C)

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IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE
AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED.

[X] (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

[X] (B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

[ ] (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

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PART III -- NARRATIVE

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       ON AUGUST 1, 2000, THE REGISTRANT ENTERED INTO AN AGREEMENT OF SALE (THE
"AGREEMENT OF SALE") TO SELL AND ASSIGN ITS FEE OWNED INTERESTS AND THE RIGHT TO CONTROL THE DISPOSITION OF ITS LEASEHOLD INTERESTS IN 36 GOLF PROPERTIES TO KLAK GOLF, L.L.C FOR $18.9 MILLION. THE AGREEMENT OF SALE WAS AMENDED ON AUGUST 14, 2000 WHEREBY ONE GOLF FACILITY IS NOT BEING TRANSFERRED AND THE PURCHASE PRICE WAS REDUCED TO $16.15 MILLION. THIS AMENDED AGREEMENT OF SALE REQUIRES ADDITIONAL DISCLOSURE AND, ACCORDINGLY, THE REGISTRANT IS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 BY AUGUST 14, 2000 WITHOUT UNREASONABLE EFFORT AND EXPENSE. THE REGISTRANT EXPECTS TO FILE FORM 10-Q ON OR BEFORE AUGUST 21, 2000.

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PART IV  --  OTHER INFORMATION

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       (1)  NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
NOTIFICATION

             JOHN J. CALIOLO                     (631) 694-1666
                 (NAME)                         (TELEPHONE NUMBER)
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       (2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).

                                                                [X] YES   [ ] NO

       (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

                                                                [ ] YES   [X] NO

       IF SO: ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.



                                      -2-

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                            FAMILY GOLF CENTERS, INC.
                     ---------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

         HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                          DATE AUGUST 14, 2000    BY: /S/ JOHN J. CALIOLO
                                                      -----------------------
                                                      CHIEF FINANCIAL OFFICER

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                                    ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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